

January 22, 2014

<u>Via E-mail</u>
Mr. Darryl Button
Chief Financial Officer
Aegon N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

   Re: **Aegon N.V.**
       Form 20-F for the Year Ended December 31, 2012
       Filed March 22, 2013
       File No. 001-10882

Dear Mr. Button:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Andrew Mew

         Andrew Mew
         Accounting Branch Chief